UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

VALLEY FORGE COMPOSITE TECHNOLOGIES, INC.
(Name of Issuer)

Class A Warrants
(Title of Class of Securities)

N/A
(CUSIP Number)

Coast To Coast Equity Group, Inc.
9040 Town Center Parkway
Sarasota, FL 34202
(941) 351-4543
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2008
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Coast To Coast Equity Group, Inc.
________________________________________________________________________________

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)
________________________________________________________________________________

3. SEC Use Only
________________________________________________________________________________

4. Source of Funds (See Instructions) OO
________________________________________________________________________________

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
________________________________________________________________________________

6. Citizenship or Place of Organization: FL
________________________________________________________________________________

Number of Shares Beneficially Owned with:

7. Sole Voting Power: 933,333

8. Shared Voting Power: 0

9. Sole Dispositive Power: 933,333

10. Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 933,333
________________________________________________________________________________

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
________________________________________________________________________________

13. Percent of Class Represented by Amount in Row (11): 1.8%
________________________________________________________________________________

14. Type of Reporting Person (See Instructions): CO
________________________________________________________________________________

The Reporting Person identified on pages 2 through 5 to this Schedule 13D hereby makes the following statement (this "Statement") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder.

ITEM 1. SECURITY AND ISSUER

This Statement relates to the Reporting Person’s Class A Warrants to purchase shares of the common stock, $.001 par value per share (the "Common Stock"), of Valley Forge Composite Technologies, Inc., a Florida corporation (the "Issuer"). As of the date of this filing, the Issuer's principal executive office was located at 50 E. River Center Boulevard, Suite 820, Covington, Kentucky 41011.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is being filed by Coast To Coast Equity Group, Inc., a Florida corporation headquartered at 9040 Town Center Parkway, Bradenton, Florida 34202 (the "Reporting Person"). The primary business of the Reporting Person is to provide financial consulting services.

Until March, 13 2008, Coast To Coast Equity Group, Inc. was equally owned by Charles J. Scimeca, Tony N. Frudakis, and George Frudakis.

On March 13, 2008, the Reporting Person's shareholders elected to distribute the Reporting Person's assets. No determination had been made how many Class A warrants of the Issuer would be distributed at that time. The distribution of the Reporting Person’s holdings of Class A warrants of the Issuer was effected on September 12, 2008.

The Reporting Person has not, during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On July 6, 2006, the Reporting Person acquired the Class A warrants as consideration for entry into a consulting agreement with the Issuer.  The Reporting Person acquired 3,000,000 Class A Warrants pursuant to the consulting agreement. On February 26, 2008, the Reporting Person assigned 200,000 Class A warrants to a non-affiliate in a private transaction.  On September 12, 2008, as part of a previously agreed release of two of the Reporting Person’s original three shareholders, the Reporting Person distributed one-third of its Class A Warrants in the Issuer to Tony D. Frudakis, one-third to George Frudakis, and one-third remained with the Reporting Person. The Reporting Person is currently wholly owned by Charles J. Scimeca.

ITEM 4. PURPOSE OF THE TRANSACTION

The purpose of the distribution is to complete a reorganization of the Reporting Person’s ownership wherein the original three shareholders of the Reporting Person were reduced to ownership by only one of them.  The Reporting Person distributed its assets pro rata to the departing shareholders.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of June 30, 2008, the Issuer had 51,157,016 shares outstanding. If the Reporting Person’s Class A warrant holdings (933,333 shares) were exercised, there would be 52,090,349 shares issued and outstanding of which the shares issued upon exercise of the warrants would represent only 1.8% of the Issuer’s issued and outstanding common stock. On a going forward basis, the beneficial interest of the Reporting Person in the Issuer will be reported as that of Charles J. Scimeca, an individual.  Mr. Scimeca’s beneficial ownership in the common stock and warrants of the Issuer now amounts to 2,891,161 shares.

(b) As of August 29, 2008, Tony N. Frudakis, George Frudakis, and Charles J. Scimeca had direct or beneficial ownership of 1,950,830, 1,957,828 and 1,957,829 shares, respectively, of the Issuer, exclusive of any interest in warrants. All previously reported outstanding shares due to the Reporting Person from the Issuer were transferred and assigned to Tony Frudakis and George Frudakis or transferred to the Reporting Person for the benefit of Charles J. Scimeca.  On September 12, 2008, an agreement was reached between the Reporting Person’s present and former shareholders as to the manner of distribution of the Reporting Person’s interest in the securities of the Issuer.  Tony Frudakis and George Frudakis received 933,334 and 933,333 Class A warrants, respectively, and the Reporting Person retained 933,333 Class A warrants as the allocation for the benefit of Charles J. Scimeca.

Tony N. Frudakis, George Frudakis, and Charles J. Scimeca are U.S. citizens.

Tony N. Frudakis is employed on an uncompensated basis as the chief scientific officer of DNAPrint genomics, Inc., a company headquartered at 900 Cocoanut Avenue, Sarasota, Florida 34236.

Charles J. Scimeca is engaged in various businesses. He is a licensed real estate and mortgage broker in Florida and is frequently engaged by companies to provide investor relations and business consulting services. Charles J. Scimeca provides real estate and mortgage services under his individual name and under Coast To Coast Realty Group, which have an address of 9040 Town Center Parkway, Bradenton, Florida 34202. Mr. Scimeca is the president and one-third shareholder of Coast To Coast Equity Group, Inc., a Florida corporation. Through Coast To Coast Equity Group, Inc., Mr. Scimeca provides investor relations and business consulting services. Coast To Coast Equity Group, Inc. has an address of 9040 Town Center Parkway, Bradenton, Florida 34202.

George Frudakis is primarily engaged in real property development as a general contractor in the construction industry. He does business under the names Florida West and GAFF. His business address is 7935 213th Street East, Bradenton, Florida 34202.

Neither Tony N. Frudakis, George Frudakis, nor Charles J. Scimeca have, during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) On August 29, 2008, the Issuer’s transfer agent issued 1,346,562 shares to CTCEG for the benefit of Charles J. Scimeca.   Accordingly, all shares due to Mr. Scimeca from prior loans by CTCEG to the Issuer have been issued.

(d) See Item 6 below.

(e) September 12, 2008.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On July 6, 2006, the Reporting Person entered into a Registration Rights Agreement with the Issuer in connection with the Valley Forge Transaction. The Registration Rights Agreement is attached to the Form 8-K filed by the Issuer on July 11, 2006, and is incorporated in its entirety herein by reference. Also on July 6, 2006, the Reporting Person entered into a Consulting Agreement and a Warrant Agreement with the Issuer. These transactions are disclosed on the Form 8-K filed by the Issuer on July 11, 2006 and are incorporated in this Schedule 13D by reference.

On August 11, 2006, the Company issued a convertible debenture to the Reporting Person in the amount of $42,000 in exchange for cash received. This debenture matures upon the earlier of twelve months from the date of the closing of the share exchange between the Issuer and Quetzal Capital 1, Inc., which occurred on July 6, 2006, or upon the date of an “event of default” which would include any proceedings by the Issuer to seek protection due to insolvency. The stated interest rate is 4% per annum. The amounts due may be paid in cash or, upon mutual agreement of the parties, cash equivalents including but not limited to payment in the form of the Issuer’s common stock valued at $1.00 per share; or upon mutual agreement of the parties, the Reporting Person may apply amounts due toward the cash exercise of the remaining 2,800,000 Class A warrants granted to the Reporting Person as stated in detail within the Consulting Agreement.

On August 22, 2007, the Reporting Person entered into a put agreement whereby the Issuer could sell to the Reporting Person shares at $1.50 with a maximum credit line of $500,000. By January 10, 2008, the Issuer had exhausted the credit line.

On March 13, 2008, the three shareholders of the Reporting Person entered into a stock redemption agreement to distribute the assets of the Reporting Person. The Common Stock and Class A Warrants of the Issuer were determined to be distributed pro rata between the three shareholders of the Reporting Person. On September 12, 2008, the present and former shareholders of the Reporting Person elected to distribute the Class A warrants pro rata to each other with Mr. Scimeca’s share retained by the Reporting Person of which he is presently the sole shareholder.

On August 29 2008, the Issuer’s transfer agent issued all shares due from the Issuer to the Reporting Person and its assigns for payment of prior loans.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Form 8-K filed July 11, 2006 by Valley Forge Composite Technologies, Inc. (1)

(1) Incorporated by reference

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 17, 2008

By: /s/ Charles J. Scimeca
Charles J. Scimeca

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).